EXHIBIT 3

Management's Discussion and Analysis of Results of Operations and Financial Condition
(in US dollars)
May 20, 2005

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto for the year ended March 31, 2005.

Consolidated review
FirstService Corporation (the "Company" or "FirstService") generated strong operating results in fiscal 2005, with revenue and adjusted diluted earnings per share1 growth in excess of 34%.

We completed the acquisition of a 71.8% interest in CMN International Inc. ("CMN") on November 30, 2004. CMN is the largest member of the Colliers International commercial real estate services network, with operations in the United States, Canada, Australia and 20 other countries. CMN generated revenues of approximately $285 million during the year prior to acquisition. The net purchase price of $40 million was financed through our revolving credit facility.

We completed several acquisitions in the Residential Property Management area, most notably establishing new platforms in Chicago and Las Vegas. In Property Improvement Services, we also acquired the Dallas franchise of our California Closets franchise system.

On December 15, 2004 we completed a 2 for 1 stock split effected in the form of a dividend. Share information for all periods has been updated to reflect the split.

During the year, we sold three small operations that displayed limited growth prospects and weak returns on investment. The businesses have been reclassified to discontinued operations for all periods presented. They contributed aggregate revenues of $39 million in fiscal 2004, the last full year of ownership, to the Property Improvement Services and Residential Property Management segments and collectively generated net operating losses in each of the past three years. In aggregate, a net gain of $1.2 million was realized upon the disposals.

1 Adjusted diluted net earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income taxes, of the amortization of the short-lived brokerage backlog intangible asset acquired in connection with the CMN acquisition. The Company believes this measure is useful because it isolates the impact of material non-recurring acquisition-related amortization expense. This is not a recognized measure of financial performance under generally accepted accounting principles ("GAAP") in the United States and Canada, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. The Company's method of calculating this measure may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation appears below.

(in US$)	Year ended March 31
	2005	2004	2003
Adjusted diluted net earnings per share from continuing operations	$0.90	$0.67	$0.64
Amortization of brokerage backlog, net of deferred income taxes	(0.18)	-	-
Diluted net earnings per share from continuing operations	$0.72	$0.67	$0.64

      On May 18, 2005, the Company updated its outlook for fiscal 2006. Internal revenue growth, margin improvements, and the impact of previously completed acquisitions during the last twelve months will contribute positively to results in fiscal 2006. The updated outlook is for revenues of $1.05 to $1.10 billion, EBITDA2 of $92.0 to $99.0 million, and adjusted diluted earnings per share of $0.97 to $1.07. The updated outlook retained the same revenue range as outlined in the Company's preliminary outlook for Fiscal 2006 issued on January 26, 2005, while EBITDA was increased from a range of $90.0 to $95.0 million and the upper end of the range for adjusted earnings per share was increased from $1.05.

Results of operations - year ended March 31, 2005
FirstService reported revenues of $812.3 million for the year, an increase of 37% relative to the prior year. The increase was comprised of internal growth of 10%, acquisitions of 25% and the impact of foreign exchange of 2%.

Operating earnings increased 31% relative to the prior year, to $51.6 million. EBITDA increased 44% to $78.8 million. The gap between operating earnings growth relative to revenue and EBITDA growth is primarily the result of rapid amortization of brokerage backlog intangibles related to the CMN acquisition, which has a significant impact on the first year after acquisition.

Depreciation and amortization expense was $27.2 million relative to $15.0 million in the prior year. With regard to the CMN acquisition, we recorded a short-lived intangible asset relating to the backlog of pending brokerage transactions that existed at the acquisition date. The intangible is being amortized to coincide with the expected completion dates of the underlying brokerage transactions. Brokerage backlog amortization expense recorded during the four month period from the acquisition date to March 31, 2005 was $8.7 million. An additional $1.9 million of brokerage backlog amortization expense is expected to be recorded during the first two quarters of fiscal 2006, upon which the intangible asset will be substantially amortized. The balance of the increase in depreciation and amortization is the result of amortization of other intangible assets recognized upon acquisitions during the past two years, as well as increases in fixed assets resulting from capital expenditures and acquisitions.

Interest expense increased to $11.0 million from $7.9 million in the prior year. Our weighted average interest rate increased to approximately 6.2% versus 5.2% in the prior year as our predominately floating rate structure was impacted by an increase in market-based interest rates during the year. Our indebtedness also increased substantially during the year due to the financing of the CMN acquisition. In December 2004, we cancelled an interest rate swap on a notional principal of $30 million of our 6.40% Notes at a cost of nil. The balance of our debt was at floating rates as of March 31, 2005.

2 EBITDA is defined as net earnings before extraordinary items, discontinued operations, minority interest share of earnings, income taxes, interest, other income, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company's planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under GAAP in the United States and Canada, and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation appears below.

(in thousands of US$)	Year ended March 31
	2005	2004	2003
EBITDA	$78,763	$54,521	$50,588
Depreciation and amortization	(27,195)	(15,036)	(13,156)
Operating earnings	$51,568	$39,485	$37,432

Our consolidated income tax rate for fiscal 2005 was 27.8%, reflecting the benefit of a $1.1 million reduction in tax liability related to completion of tax reviews for other years. The prior year's tax rate was 30%. We continue to benefit from the cross-border tax structures first implemented in fiscal 2000. We expect our fiscal 2006 tax rate to be approximately 31% due to the impact of the acquisition of CMN.

Net earnings from continuing operations was $22.6 million, an increase of 15% relative to fiscal 2004. Adjusting for the after-tax impact of the short-term brokerage backlog amortization related to the CMN acquisition, net earnings from continuing operations would have been $5.6 million higher, or $28.2 million, for an increase of 44%. All of the Company's continuing operations contributed strongly to the increase in net earnings.

Discontinued operations reported an operating loss of $0.6 million attributable to costs to transition operations to the new owner and collect outstanding receivables at the South Florida restoration business. The net operating loss of $0.6 million in the prior year was also primarily attributable to the same business.

We reported a $1.2 million net gain on the sale of the three discontinued operations. A net gain on sale of $3.5 million after income taxes of $0.9 million was recorded on the lawn care operation (Property Improvement Services). The disposal of the South Florida restoration business (Residential Property Management) resulted in a net loss of $1.1 million, after deferred income taxes of $0.6 million. The proceeds receivable on the sale resulted in deferred income taxes because the tax basis of the assets sold was nominal. The sale of the decorative glass treatment operation (Property Improvement Services) resulted in a net loss of $1.2 million, with no tax impact.

The Property Improvement Services operations reported revenues of $111.8 million, an increase of 25% versus the prior year, excluding discontinued operations. Of the increase, 14% was attributable to internal growth and 11% to acquisitions. EBITDA for the year was $19.9 million, 33% higher than the prior year, and the EBITDA margin increased 110 basis points to 17.8%. Solid results were generated at all of our major franchise systems, including California Closets, Paul David Restoration, Pillar to Post Home Inspections, CertaPro Painters, and College Pro Painters.

The Commercial Real Estate Services segment, comprised of CMN, reported revenues of $120.5 million during the four months it was owned by us in fiscal 2005. CMN has benefited from strong market conditions in the regions in which it operates and has performed beyond our expectations to date. However, due to the nature of economic cycles and the relatively lower proportion of recurring revenues in this segment relative to our other segments, we believe this operation will experience greater volatility in earnings than our four other service lines. EBITDA was $11.1 million for the four month period, at a margin of 9.2%, which reflected the positive impact of December peak period brokerage volumes. The fourth quarter was impacted by the January to March seasonal low for brokerage activity, resulting in a margin for the quarter of 0.6%. We expect annualized margins of approximately 6.0% for 2006. Stock option expense of $0.2 million was recorded to account for stock options granted to key senior management and brokers.

In Residential Property Management, excluding discontinued operations, revenues increased 20% to $275.2 million. After considering the 10% impact of acquisitions, internal growth was 10% and was attributable to core management contract wins and an increase in ancillary service revenues.

Residential Property Management reported EBITDA of $24.1 million or 8.8% of revenues, up from $19.7 million or 8.6% of revenues in the prior year. The increase in margin was attributed primarily to higher productivity, in part due to increased service requirements arising from the severe weather conditions in South Florida experienced in August and September 2004, an increase in higher margin ancillary services, and the favorable impact of acquisitions.

Integrated Security Services revenues were $143.2 million, an increase of 17% relative to the prior year. Seven percent of the increase was attributable to internal growth while 6% was from an acquisition completed in February 2004 and 4% was attributable to foreign exchange on Canadian operations. Segment EBITDA was $10.3 million, or 7.2% of revenues, a 30 basis point improvement relative to the prior year and due primarily to a greater mix of higher margin systems integration services revenues.

Business Services generated annual revenues of $160.9 million, an increase of 6% relative to the prior year. Four percent of the growth was attributable to changes in foreign exchange rates and the balance was internal growth. In the fourth quarter of the current year, the Company reached a settlement upon the completion of a long-term contract. The prior year's fourth quarter benefited from a significant short-term contract to provide services for the "GM Hot Button" promotion. Other revenue sources were flat for the year. Based on the pipeline as of May 2005, we expect increased volumes from existing clients and prospects for fiscal 2006. Approximately $0.9 million annualized fixed costs will end in June 2005 when a facilities lease expires, and this will reduce excess capacity in our marketing support services operations. There is customer concentration in this segment, as the largest customer represents approximately 10% of segment revenues.

Business Services EBITDA was $22.4 million or 13.9% of revenues, versus $18.3 million or 12.0% in the prior year. The increase in margin was attributable primarily to the settlement of the long-term contract during the fourth quarter. The net impact of foreign exchange on the year's EBITDA was insignificant.

Corporate costs rose to $9.0 million from $6.9 million in fiscal 2004. Performance based executive compensation expense increased $1.3 million relative to the prior year. Professional fees (legal, audit and Sarbanes-Oxley consulting) were higher than the previous year. In addition, the Company recorded $0.6 million of stock option expense during the year, an increase of $0.3 million relative to the prior year.

Results of operations - year ended March 31, 2004
FirstService reported revenues of $593.8 million for the year, an increase of 17% relative to the prior year. The increase was comprised of internal growth of 8%, acquisitions of 5% and the impact of foreign exchange of 4%.

Changes in foreign exchange rates were dramatic during the year, with the average value of the Canadian dollar rising 14.5% relative to the value of the US dollar. The Company's Canadian dollar denominated revenues and earnings benefit from a stronger Canadian dollar upon conversion to US dollars. This is offset by exchange losses incurred by certain Business Services operations based in Canada that sell services to US clients in US dollars. If exchange rates had remained constant year-over-year, the current year's revenues would have been $22.1 million lower and EBITDA would have been $0.9 million higher.

Operating earnings increased 5% relative to the prior year, to $39.5 million. EBITDA increased 8% to $54.5 million. In fiscal 2003, operating earnings and EBITDA included $4.2 million of executive life insurance proceeds, partially offset by $1.9 million in severance and transition costs in the Business Services segment. In fiscal 2004, no such amounts were included in earnings.

Depreciation and amortization expense was $15.0 million relative to $13.2 million in the prior year. Depreciation expense increased by $1.5 million, approximately half attributable to acquisitions and half attributable to investments in fixed assets to support the growth of our operations. Amortization of intangibles accounted for $0.4 million of the increase and was driven by intangibles acquired during the last two years, especially franchise rights related to Consumer Services acquisitions completed during fiscal 2004.

Interest expense decreased to $7.9 million from $8.9 million in the prior year. Our weighted average interest rate decreased to approximately 5.2%, down from 5.5% in the prior year, and average indebtedness also decreased as cash flow was utilized to repay borrowings. Substantially all of our debt was at floating interest rates as at March 31, 2004. Our 6.40% Notes and 8.06% Notes have been swapped to variable rates. The 6.40% Notes, which were issued on October 1, 2003, were swapped to a variable rate of LIBOR + 170 basis points.

Our consolidated income tax rate for fiscal 2004 was 30%. The prior year's rate of 27% was impacted by the $4.2 million of tax-free executive life insurance proceeds received during that year. We continue to benefit from the cross-border tax structures first implemented in fiscal 2000.

Net earnings from continuing operations was $19.7 million, an increase of 7% relative to fiscal 2003. The net loss from discontinued operations was $0.6 million. The discontinued South Florida concrete restoration operations suffered from intense price competition and cost overruns on certain projects. The discontinued lawn care operations faced a difficult operating environment during the year in terms of adverse weather conditions, negative consumer sentiment towards pesticides and increasing insurance costs. In addition, a fleet renewal program to replace aging lawn care production vehicles resulted in an increase to depreciation expense of $0.2 million.

The Consumer Services operations, excluding the discontinued lawn care and decorative glass treatment operations, reported revenues of $89.4 million, an increase of 26% versus the prior year. Of the increase, 14% was attributable to internal growth, 10% to the four tuck-under acquisitions completed in October 2003, and 2% to changes in foreign exchange rates. Internal growth was strong at our California Closets and Paul Davis Restoration franchise systems. EBITDA for the year was $14.9 million, $1.8 million higher than the prior year, while the EBITDA margin declined 180 basis points to 16.7%. The decline in margin is attributable to several factors including service mix change with the addition of the fifth and sixth Company-owned California Closets "branchise" stores during the year and costs to relocate and reorganize the Toronto-based Cleanol operations.

In Residential Property Management, excluding the discontinued South Florida concrete restoration operations, revenues increased 12% to $228.8 million. Excluding the 5% impact of acquisitions, internal growth was 7% and was primarily attributable to core management contract wins.

Residential Property Management reported EBITDA of $19.7 million or 8.6% of revenues, up from $15.2 million or 7.5% of revenues in the prior year. The prior year's results were negatively impacted by increases to insurance costs that could not be passed on to clients, but were positively impacted by $1.0 million of executive life insurance proceeds. The core management business generated improved margins year over year and was responsible in large part for the margin improvement.

Integrated Security Services revenues were $122.7 million, an increase of 14% relative to the prior year. Eight percent of the increase was attributable to foreign exchange on Canadian operations, while 5% was attributable to internal growth and 1% was from an acquisition completed in February 2004. The January 2004 disposal of the Chicago security officer assets had a nominal impact on fiscal 2004 revenues. On an annual basis, the security officer assets generated approximately $3 million of revenues. A loss on disposal of $0.2 million was recorded as other income in the fourth quarter.

Segment EBITDA was $8.4 million, or 6.9% of revenues, a margin equivalent to the fiscal 2003 results. The EBITDA margin is expected to improve in fiscal 2005 because of strong backlogs of systems installation work. The segment suffered from weak systems installation revenues in the fourth quarter, causing the quarter's margin to be 4.4%.

Business Services generated annual revenues of $152.4 million, an increase of 21% relative to the prior year. Growth was comprised of 9% foreign exchange on Canadian operations, internal growth of 8% and acquisitions of 4%. A significant portion of the internal growth was due to a contract to provide services for the "GM Hot Button" OnStar promotion during the fourth quarter; the quarter's internal growth was 41%. Work on the promotion ended in April 2004.

Business Services EBITDA was $18.3 million or 12.0% of revenues, down from $19.8 million or 15.6% of revenues in fiscal 2003. In fiscal 2003, $3.2 million of executive life insurance proceeds were received, and $1.9 million of severance and related costs were recorded. After adjusting for these costs, fiscal 2003's margin would have been 14.6%. The current year's decline in margin is attributable to excess fulfillment storage capacity and foreign exchange on Canadian operations that sell services in US dollars. The net impact of foreign exchange on the segment's results is a reduction in EBITDA of $0.7 million relative to exchange rates in effect during the prior year.

Corporate costs rose to $6.9 million from $4.8 million in fiscal 2003. Fiscal 2004's costs include a performance-based executive bonus accrual of $1.7 million versus an accrual of nil in the prior year. The Company began expensing stock options on a prospective basis effective April 1, 2003 and as a result, the Company recorded $0.3 million of stock option expense during the year. In addition, professional fees (legal, audit and Sarbanes-Oxley consulting) were higher than the previous year. Expenses totaling $0.5 million relating to acquisitions that were ultimately not completed were included in the prior year's figures.

Seasonality and quarterly fluctuations
Certain segments of the Company's operations are subject to seasonal variations. The demand for exterior painting (Property Improvement Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. In addition, the majority of textbook fulfillment activity (Business Services segment) occurs in the months of June to August. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 7% of consolidated revenues.

The newly acquired Commercial Real Estate Services operation generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These operations comprise approximately 20% of consolidated revenues.

The seasonality of these service lines results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions, which alter the consolidated service mix.

Selected annual information - last five fiscal years
(in thousands of US$, except per share amounts)

Year ended March 31	2005	2004	2003	2002	2001
OPERATIONS
Revenues	$812,290	$593,782	$508,675	$493,551	$404,233
Operating earnings	51,568	39,485	37,432	43,287	34,033
Net earnings from continuing operations	22,645	19,662	18,453	16,482	12,056
Net earnings from discontinued operations, net of income taxes	562	(638)	(13)	547	575
Net earnings	23,207	19,024	18,440	17,029	12,631

FINANCIAL POSITION
Total assets	$626,728	$437,553	$389,031	$365,929	$305,137
Long-term debt	220,015	163,888	164,919	165,611	152,424
Shareholders' equity	185,871	155,101	123,406	99,221	79,220
Book value per share	6.15	5.26	4.36	3.60	3.01

OTHER DATA
EBITDA	$78,763	$54,521	$50,588	$55,240	$45,310
Diluted earnings per share from continuing operations adjusted for brokerage backlog amortization	0.90	0.67	0.64	0.56	0.44

SHARE DATA
Net earnings per share
Basic
Continuing operations	$0.76	$0.69	$0.66	$0.61	$0.46
Discontinued operations	0.02	(0.02)	-	0.02	0.02
	0.78	0.67	0.66	0.63	0.48
Diluted
Continuing operations	0.72	0.67	0.64	0.56	0.44
Discontinued operations	0.02	(0.02)	-	0.02	0.02
	0.74	0.65	0.64	0.58	0.46
Weighted average shares (thousands)
Basic	29,777	28,570	27,842	27,130	26,148
Diluted	30,467	29,192	28,995	29,200	27,682
Cash dividends per share	-	-	-	-	-

Quarterly results - years ended March 31, 2005 and 2004
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year
FISCAL 2005
Revenues	$167,044	$180,700	$218,184	$246,362	$812,290
Operating earnings	14,403	18,707	15,069	3,389	51,568
Net earnings from continuing operations	7,249	9,681	5,305	410	22,645
Net earnings from discontinued operations	2,143	(153)	(363)	(1,065)	562
Net earnings	9,392	9,528	4,942	(655)	23,207
Net earnings per share:
Basic	0.32	0.32	0.17	(0.02)	0.78
Diluted	0.31	0.31	0.16	(0.04)	0.74
FISCAL 2004
Revenues	$144,337	$152,974	$144,661	$151,810	$593,782
Operating earnings	11,662	15,530	6,758	5,535	39,485
Net earnings from continuing operations	5,274	7,364	3,043	3,981	19,662
Net earnings from discontinued operations	1,137	1,605	(1,033)	(2,347)	(638)
Net earnings	6,411	8,969	2,010	1,634	19,024
Net earnings per share:
Basic	0.23	0.32	0.07	0.06	0.67
Diluted	0.23	0.31	0.07	0.05	0.65
OTHER DATA
Diluted earnings per share from continuing operations adjusted for brokerage backlog amortization - Fiscal 2005	$0.24	$0.32	$0.27	$0.07	$0.90
Diluted earnings per share from continuing operations - Fiscal 2004	0.19	0.25	0.10	0.13	0.67
EBITDA - Fiscal 2005	18,273	22,797	24,646	13,047	78,763
EBITDA - Fiscal 2004	15,322	19,114	10,573	9,512	54,521

Liquidity and capital resources
The Company generated cash flow from operating activities totaling $37.0 million for fiscal 2005, an increase of 3% relative to the prior year. Working capital deployment increased at a faster pace than net earnings. Two significant accounts receivable totaling $9.0 million were received shortly after yearend. Had these funds been received prior to yearend, the year's cash flow would have been correspondingly higher. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at March 31, 2005 was $182.3 million, up from $141.4 million at March 31, 2004. Net indebtedness is calculated as the current and non-current portion of long-term debt adjusted for interest rate swaps less cash and cash equivalents. The acquisition of CMN and capital expenditures drove the increase in debt.

We are in compliance with the covenants required of our financing agreements as at March 31, 2005 and, based on our outlook for fiscal 2006, we expect to remain in compliance with such covenants. We had $20.0 million of available credit as of March 31, 2005.

On April 1, 2005, we entered into an amended and restated credit agreement with a syndicate of banks to provide a $110 million committed senior revolving credit facility with a three year term to replace the existing $90 million facility. The amended revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on the ratio of our net debt to adjusted EBITDA. The covenants remained substantially unchanged relative to the prior credit agreement.

Also on April 1, 2005, we completed a private placement of $100 million of 5.44% Senior Secured Notes with a group of US institutional investors. The 5.44% Notes have a final maturity of April 1, 2015 with five equal annual principal repayments beginning on April 1, 2011. The proceeds of the private placement were used to fully repay outstanding balances on the revolving credit facility.

In May 2005, we cancelled an interest rate swap on a notional principal of $20 million of our 6.40% Notes at a cost of $0.05 million. As of May 2005, approximately 60% of our debt is at a weighted average fixed interest rate of 5.7%.

During fiscal 2005, we had several foreign exchange contracts to fix the conversion of a portion of the US dollar revenues into Canadian dollars to match our Canadian dollar costs in our Business Services segment. At March 31, 2005, we had eight such contracts outstanding. In aggregate, the contracts require us to sell $8.0 million in exchange for Canadian dollars at a weighted average exchange rate of 1.2356 during the period extending to March 30, 2006. A gain of $0.2 million relating to these contracts was included in fiscal 2005 earnings.

Capital expenditures for the year were $17.0 million. Significant purchases included production equipment at several California Closets branchises, leasehold improvements at several locations in our Residential Property Management and Commercial Real Estate segments, and voice communications technology upgrades in Business Services.

When making acquisitions, we generally purchase executive life insurance policies on the principal managers of the acquired businesses. We believe this practice mitigates risk on acquisitions. At March 31, 2005, the Company had twenty such life insurance policies in force.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totaling $14.2 million as at March 31, 2005 ($16.2 million as at March 31, 2004). The amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is determined to be beyond a reasonable doubt. The contingent consideration is based on achieving specified earnings levels, and is issued or issuable at the end of the contingency period. When the contingencies are resolved and additional consideration is distributable, we will record the fair value of the additional consideration as additional costs of the acquired businesses.

In certain cases, our subsidiaries have issued options to purchase shares of subsidiaries to operating managers. The subsidiary stock options are accounted for in the same manner as stock options of the Company. In addition, the numerators for our diluted earnings per share calculations are adjusted to account for potential dilution from stock options in subsidiaries. When stock options are exercised, the minority shareholders become party to shareholders' agreements as described below.

All minority shareholders of our subsidiaries are party to shareholders' agreements. These agreements allow us to "call" the minority position for a formula price, which is usually equal to a multiple of trailing two-year average earnings. Minority owners may also "put" their interest to the Company at the same price, with certain limitations. The total value of the minority shareholders' interests, as calculated in accordance with the shareholders' agreements, was approximately $70.0 million at March 31, 2005 (March 31, 2004 - $30.0 million). Approximately $25.0 million of the increase was attributable to fiscal 2005 acquisitions. The purchase price of minority interests may, at our option, be paid primarily in Subordinate Voting Shares of FirstService. While it is not our intention to acquire outstanding minority interests, this step may materially increase net earnings. On an annual basis, we estimate the impact of the acquisition of all minority interests with cash would increase interest expense by $3.5 million, increase amortization expense by $2.5 million, reduce income taxes by $1.8 million and reduce minority interest share of earnings by $9.0 million, resulting in an approximate increase to net earnings of

$4.8 million or $0.15 per diluted share, all relative to the amounts reported for the year ended March 31, 2005.

The following table summarizes our contractual obligations as at March 31, 2005:

Contractual obligations	Payments due by period
(In thousands of US$)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$215,784	$16,782	$30,717	$30,196	$138,089
Capital lease obligations	3,948	1,424	2,524	-	-
Operating leases	163,523	31,503	48,885	32,419	50,716
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-
Total contractual obligations	$383,255	$49,709	$82,126	$62,615	$188,805

At March 31, 2005, we had commercial commitments totaling $10.6 million comprised of letters of credit outstanding due to expire within one year.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

Discussion of critical accounting estimates
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management's most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified five critical accounting estimates: goodwill impairment testing, acquisition purchase price allocations, amortization of intangible assets, accounts receivable allowances and accounting for income taxes.

Annual goodwill impairment testing requires judgment on the part of management. Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. Estimates of fair value can be impacted by sudden changes in the business environment or prolonged economic downturns, and therefore require significant management judgment in their determination.

Acquisition purchase price allocations require use of estimates and judgment on the part of management, especially in the determination of intangible assets acquired relative to the amount that is classified as goodwill. For example, if different assumptions were used regarding the profitability and expected lives of acquired customer contracts and relationships, different amounts of intangible assets and related amortization could be reported.

Amortization of intangible assets requires management to make estimates of useful lives and to select methods of amortization. Useful lives and methods of amortization are determined at the time assets are initially acquired, and then are reevaluated each reporting period. Significant judgment is required to determine whether events and circumstances warrant a revision to remaining periods of amortization. Changes to estimated useful lives and methods of amortization could result in increases or decreases in amortization expense. A 10% reduction to the weighted average useful life of intangible assets, other than short-lived brokerage backlog amortization, would result in an increase to annual amortization expense of $0.4 million.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance would increase bad debt expense by $0.8 million.

Income taxes are calculated based on the expected treatment of transactions recorded in the consolidated financial statements. The benefits of certain net operating loss carry-forwards, which have been recognized in the financial statements, require significant management judgment regarding future realization. In determining current and deferred components of income taxes, we interpret tax legislation and make assumptions about the timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Transactions with related parties
Please refer to note 19 to the consolidated financial statements for information regarding transactions with related parties.

Impact of recently issued accounting standards
Please refer to note 21 to the consolidated financial statements for a discussion of recently issued accounting standards.

Reconciliation to generally accepted accounting principles in Canada
The consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States. Please refer to note 22 to the consolidated financial statements for a discussion of the adjustments required to reconcile the consolidated financial statements to generally accepted accounting principles in Canada. There are no material differences between the consolidated financial statements under generally accepted accounting principles in Canada or the United States.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.

As of the date hereof, the Company has outstanding 28,879,094 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and no preference shares. In addition, as at the date hereof, 1,832,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company's stock option plan.

Disclosure controls and procedures
As of March 31, 2005, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation and as of March 31, 2005, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports the company files and submits under applicable Canadian and US securities laws is recorded, processed, summarized and reported as and when required.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR web site at www.sedar.com.

Forward-looking statements
This management discussion and analysis report contains or incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend that such forward-looking statements be subject to the safe harbors created by such legislation. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans, goals and objectives. Such statements are generally accompanied by words such as "intend", "anticipate", "believe", "estimate", "expect" or similar statements. Our actual results may differ materially from such statements. Factors that could result in such differences, among others, are:

▪	Economic conditions, especially as they relate to consumer spending and business spending on customer relations and promotion.
▪	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
▪	Extreme weather conditions impacting demand for our services or our ability to perform those services.
▪	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
▪	Competition in the markets served by the Company.
▪	Labor shortages or increases in wage and benefit costs.
▪	The effects of changes in interest rates on our cost of borrowing.
▪	Unexpected increases in operating costs, such as insurance, workers' compensation, health care and fuel prices.
▪	Changes in the frequency or severity of insurance incidents relative to our historical experience.
▪	The effects of changes in the Canadian dollar foreign exchange rate in relation to the US dollar on the Company's Canadian dollar denominated revenues and expenses.
▪	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
▪	Changes in government policies at the federal, state/provincial or local level that may adversely impact our student loans processing or textbook fulfillment activities.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance.